UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2004

Capital Environmental Resource Inc.

(Exact name of registrant as specified in its charter)

Ontario, Canada	000-25955	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1122 International Blvd., Suite 601 Burlington, Ontario	L7L 6Z8
(Address of principal executive officers)	(Zip Code)

Registrants' telephone number, including area code: (905) 319-1237

N/A
(Former name or former address, if changed since last report.)

Item 5.   Other Events

On July 14, 2004, Capital Environmental Resource Inc. issued a press release announcing the appointment of Charles A. ("Chuck") Wilcox as its President and Chief Operating Officer. A copy of the Press Release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 7.   Financial Statements and Exhibits

(c)   Exhibit 99.1 Press Release issued July 14, 2004.

SIGNATURE

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL ENVIRONMENTAL RESOURCE INC.

By: /s/Ivan R. Cairns
_____
Ivan R. Cairns
Executive Vice President, General Counsel
& Secretary

Date: July 14, 2004



PRESS RELEASE
For Immediate Release

CHARLES A. WILCOX NAMED PRESIDENT AND CHIEF OPERATING OFFICER OF CAPITAL ENVIRONMENTAL RESOURCE INC.

BURLINGTON, ON (July 14, 2004) Capital Environmental Resource Inc. (NASDAQ: CERI) today announced the appointment of Charles A. ("Chuck") Wilcox as President and Chief Operating Officer. Mr. Wilcox succeeds Larry D. Henk who will continue to assist the Company on a number of market development opportunities while he engages in a private sector venture.

Prior to joining Capital, Mr. Wilcox held the positions of Senior Vice President, Market Planning and Development and prior to that Senior Vice President Eastern Group for Waste Management, Inc.

David Sutherland-Yoest, Chairman and Chief Executive Officer commented, "Chuck Wilcox is recognized as one of the industry's most talented and experienced operating executives. As we continue to grow our business, we believe that Chuck will make a significant contribution to the Company. We appreciate the many contributions that Larry has made to Capital over the past two years".

For information contact:

Mark A. Pytosh
Executive Vice President
480•734•2600

<p style="text-align:center">*   *   *   *</p>

<p style="text-align:center">Safe Harbor for Forward-Looking Statements</p>

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F for the year ended December 31, 2003. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a multi-regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in the United States and Canada. The Company's web site is *www.capitalenvironmental.com*. Information on the Company's web site does not form part of this press release.